February 13, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Arthur C. Sandel

Benjamin Meeks

Re:	Nissan Auto Receivables Corporation II

Registration Statement on Form SF-3

File No. 333-229287 (the “Registration Statement”)

Ladies and Gentlemen:

On behalf of Nissan Auto Receivables Corporation II (the “Registrant”), I hereby request that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the Securities and Exchange Commission (the “Commission”) take such action as is necessary to declare the above referenced Registration Statement effective by 3:00 p.m. (Eastern time) on February 15, 2019 or as soon as thereafter practicable.

The Registrant acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Registrant may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Very truly yours,

NISSAN AUTO RECEIVABLES CORPORATION II

By:	/s/ Douglas E. Gwin, Jr.

Name:	Douglas E. Gwin, Jr.
Title:	Assistant Treasurer

NARC II Shelf

Acceleration Request